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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               INVIVO CORPORATION
                           (Name of Subject Company)

                               INVIVO CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   461858102
                     (CUSIP Number of Class of Securities)

                                JAMES B. HAWKINS
                            CHIEF EXECUTIVE OFFICER
                          4900 HOPYARD ROAD, SUITE 210
                              PLEASANTON, CA 94588
                                 (925) 468-7600
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:

                            DANIEL J. WINNIKE, ESQ.
                               FENWICK & WEST LLP
                             SILICON VALLEY CENTER
                             801 CALIFORNIA STREET
                            MOUNTAIN VIEW, CA 94041
                                 (650) 988-8500

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                               TABLE OF CONTENTS

Item 1.  Subject Company Information.................................    1
Item 2.  Identity and Background of Filing Person....................    1
Item 3.  Past Contracts, Transactions, Negotiations and Agreements...    1
Item 4.  The Solicitation or Recommendation..........................    3
Item 5.  Persons/Assets Retained, Employed, Compensated or Used......   12
Item 6.  Interest in Securities of the Subject Company...............   12
Item 7.  Purposes of the Transaction and Plans or Proposals..........   13
Item 8.  Additional Information......................................   13
Item 9.  Exhibits....................................................   15

ITEM 1.  SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is Invivo Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4900 Hopyard Road, Suite 210, Pleasanton, California 94588 and the telephone number is (925) 468-7600.

     (b) The title of the class of equity securities to which this Solicitation/Recommendation statement on Schedule 14D-9 (together with any Exhibit or Annex hereto, this "Statement") relates is the Company's Common Stock, par value $0.01 per share (the "Common Stock"). As of December 17, 2003, there were 5,907,156 shares of Common Stock issued and outstanding, and an additional 1,448,662 shares reserved for issuance pursuant to outstanding stock options.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

(A) NAME AND ADDRESS OF PERSON FILING THIS STATEMENT

     The Company's name, address and business telephone number are set forth in
Item 1(a) above, which information is incorporated herein by reference, and the Company is the person filing this Statement.

(B) TENDER OFFER OF THE PURCHASER

     This Statement relates to the tender offer by Invivo Acquisition Corporation f/k/a Magic Subsidiary Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Intermagnetics General Corporation, a New York corporation ("Parent"), to pay $22.00 per share net to the seller in cash, without interest, for any and all of the outstanding shares of Common Stock, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2003, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Purchaser and Parent with the Securities and Exchange Commission (the "SEC") on December 23, 2003. The Offer is made in accordance with the Agreement and Plan of Merger, dated as of December 17, 2003, by and among Parent, Purchaser and the Company (the "Merger Agreement").

     The Merger Agreement provides that subject to the satisfaction or waiver of certain conditions, following completion of the Offer and in accordance with the Delaware General Corporation Law (the "DGCL") the Purchaser will merge with and into the Company (the "Merger"), with the Company being the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time") each share of Common Stock shall be converted into the right to receive $22.00 per share (other than shares owned by the Purchaser, the Company or any stockholder of the Company who is entitled to and properly exercises appraisal rights under Delaware law).

     The Schedule TO states that the address of Parent and Purchaser is 450 Old Niskayuna Road, P.O. Box 461, Latham, N.Y. 12110-0461 and the telephone number is (518) 782-1122.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as described in this Statement, to the knowledge of the Company as of the date of this Statement, there are no material agreements, arrangements, or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (a) the Company's executive officers, directors or affiliates or (b) Parent or Purchaser or any of their executive officers, directors or affiliates.

(A) ARRANGEMENTS WITH EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

     Certain material agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference.

     Some of the members of the Company's management and board of directors (the "Board") have financial interests in the Offer that are in addition to their interests as stockholders of the Company. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement.

     Existing Employment Agreements with the Company. In July 2003, the Company renewed employment agreements with two year terms for each of James B. Hawkins, Stuart Baumgarten, John F. Glenn, and Brent Johnson, pursuant to which the Company has agreed to pay a specific severance amount if the executive officer is employed by the Company on the occurrence of a change in control, unless the officer resigns voluntarily or is terminated with cause within 90 days following a change of control of the Company. For Mr. Hawkins, the severance payment will be $1,071,000, an amount equal to two times the aggregate of his annual base salary and target bonus plus other benefits and expenses. For Mr. Baumgarten, Mr. Glenn, and Mr. Johnson, the severance payment will be $323,000, $266,000 and $264,000, respectively, which amounts are equal to the aggregate of each executive officer's annual base salary and target bonus plus other benefits and expenses. In addition to the severance payment, upon a change of control of the Company, any unvested stock option to purchase shares of common stock of the Company then held by the executive officer will become 100% vested and exercisable immediately prior to such change of control. If the Company terminates Mr. Hawkins, Mr. Glenn, Mr. Baumgarten or Mr. Johnson without just cause, but not following a change of control of the Company, the Company has agreed to pay such executive officer one-half of the severance payment amount that such executive officers would have received for a termination without cause after a change of control of the Company. These agreements further established each executive officer's base salary and target annual bonus for the two-year term of the agreements.

     In November 2003, the Company agreed with its director, Mr. Sarlo, that in consideration of Mr. Sarlo's working closely with the Company's management to evaluate strategic alternatives, the Company would pay $250,000 to Mr. Sarlo if a transaction was completed prior to July 1, 2004. Mr. Sarlo will be entitled to receive this fee upon a successful completion of the Offer.

     Treatment of Stock Options. Under the Company's 1994 Stock Option Plan (the "Plan"), if there is a change of control of the Company, which would occur upon consummation of the Offer, immediately prior to such change of control, all outstanding stock options will become fully exercisable immediately prior to any such event. Before the Effective Time, each option to purchase shares of Common Stock granted pursuant to the Plan may be exercised to the extent the option is exercisable. At the Effective Time, all outstanding options granted under the Plan or otherwise, to the extent vested and exercisable, shall be cancelled and converted into the right to receive a cash payment per share following the Effective Time of an amount equal to the difference between the offer price and the per share exercise price of the option.

     Indemnification and Insurance. The Merger Agreement further provides that the Certificate of Incorporation of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in Certificate of Incorporation of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law. Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless, the current and former officers, directors, employees and agents of the Company or any of its Subsidiaries in their capacities as such in accordance with the Certificate of Incorporation and By-laws, or other charter documents, of the Company and its subsidiaries and any agreements or plans maintained by the Company and its subsidiaries, to the fullest extent permitted by the terms thereof against all losses, expenses, claims, damages and liabilities arising out of actions or omissions occurring on or prior to the Effective Time.

     The Merger Agreement also provides that the Company shall use its reasonable best efforts to maintain in effect for six years from the Effective Time covering each person covered thereby immediately prior to the consummation of the Offer the current directors' and officers' liability insurance policies maintained by the Company covering each person covered thereby immediately prior to the consummation of the Offer (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 175% of current annual premiums paid by the Company for such insurance (which premiums the Company has represented to Parent and Purchaser to be $90,000 in the aggregate), and if the Surviving Corporation is unable to obtain the full amount of insurance that is required by this paragraph, it shall obtain as much comparable insurance for such covered persons as possible for an annual premium equal to such maximum amount.

     Parent, Purchaser and the Company have also agreed that in the event Purchaser or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provision shall be made so that the successors and assigns of Purchaser or the Surviving Corporation, as the case may be, shall assume the foregoing indemnity obligations.

(B) AGREEMENTS WITH PARENT

  THE CONFIDENTIALITY LETTER AGREEMENT.

     On November 21, 2003, the Company and Parent entered into a confidentiality letter agreement, in connection with their mutual consideration of a possible transaction between the Company or its subsidiaries, affiliates or joint ventures and Parent or its subsidiaries, affiliates or joint ventures. The summary of that agreement, contained in Section 10 of the Offer to Purchase, dated December 23, 2003, which is filed as Exhibit (d)(2) to the Schedule TO and which is being mailed to stockholders together with this Statement, is incorporated herein by reference.

  THE MERGER AGREEMENT.

     The summary of the Merger Agreement and the statement of the conditions of the Offer contained in Sections 10 and 14, respectively, of the Offer to Purchase, dated December 23, 2003, which is filed as Exhibit (a)(1) to the Schedule TO and which is being mailed to stockholders together with this Statement, are incorporated herein by reference. The summary and description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto, is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

(A) RECOMMENDATION

     After careful consideration, including a thorough review of the Offer with the Company's independent financial and legal advisors, at a meeting held on December 17, 2003, the Board determined that each of the Offer and the Merger is fair to, and in the best interests of, holders of Shares, has approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (such approval and adoption having been made in accordance with Delaware Law, including, without limitation,
Section 203 thereof), and has resolved to recommend that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

     THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES OF COMMON STOCK ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     A letter communicating the Board's recommendation to you and a press release announcing the execution of the Merger Agreement are filed as Exhibits
(a)(2)(A) and (a)(5)(A), respectively, to this Statement and are incorporated herein by reference.

(B) REASONS

  (I) BACKGROUND OF THE TRANSACTION

     The Company's management has periodically explored and assessed, and discussed with the Company's Board of Directors, a variety of strategic alternatives, including strategies to grow the Company's business through targeted acquisitions of other companies and assets. These strategic discussions also included the possibility of business combinations involving the Company and larger companies, and acquisitions of the Company by other companies, particularly in view of the increasing competition, consolidation and other developments within our industry.

     On June 12, 2003, Mr. Glenn H. Epstein, the Chairman of Parent's Board of Directors and Chief Executive Officer of Parent, was introduced to, and met with, Mr. James B. Hawkins, the Chief Executive Officer of the Company in Pleasanton, California. At this introductory meeting, Messrs. Epstein and Hawkins did not specifically discuss a business combination of their respective companies.

     On July 15, 2003, Messrs. Epstein and Hawkins met again in the San Francisco, California area. At this meeting, Mr. Epstein and Mr. Hawkins discussed industry conditions and opportunities that might exist for their companies to cooperate in certain sales activities, and Mr. Epstein suggested the possibility of a potential acquisition of the Company by Parent. During this meeting, there were no discussions pertaining to the value of the Company. Over the next month, Messrs. Epstein and Hawkins participated in several brief telephone conversations in which the scheduling of a follow-up meeting to be held at Parent's headquarters in Latham, New York was discussed. Mr. Hawkins, however, declined to confirm that he would be willing to attend such a meeting.

     On October 2, 2003, Messrs. Epstein and Hawkins discussed a proposal under which Parent would acquire the Company. That afternoon Mr. Epstein delivered by e-mail a non-binding letter to the Company in which he proposed that the companies discuss Parent's making a firm offer to purchase 100% of the outstanding shares of the Company. The letter did not specify a price for the Company. On or about October 7, 2003, Mr. Hawkins informed Mr. Epstein via telephone that the Company was not interested in entering into a business combination with Parent at that time.

     On October 14, 2003 there were further telephonic discussions between Messrs. Epstein and Hawkins regarding Parent's proposal to acquire the Company, although neither the value of the Company nor the structure of a possible transaction was discussed.

     On October 16, 2003, Mr. Epstein sent the following letter to Mr. Hawkins:

    James B. Hawkins
     Chief Executive Officer
     Invivo Corporation
     4900 Hopyard Road
     Suite 210
     Pleasanton, California 94588

     VIA FACSIMILE AND OVERNIGHT COURIER

     Dear Jim:

    Thank you for your timely response to our letter of October 2. While I understand your board's desire to avoid distraction, Intermagnetics continues to believe that our companies can grow faster and more successfully together. The strength of your leadership has had a tremendous impact on shareholder value. In the last twelve months, you have executed a successful acquisition, announced impressive growth projections and grown the stock price from a split-adjusted $8.00 to over $15.00 a share. We are prepared to build on your efforts by offering attractive value to your shareholders today and providing Invivo and its employees with a platform for sustainable growth into the future. Additionally, we are confident that a combined entity will provide for enhanced liquidity opportunities for your larger shareholders, as well as serve to attract a broader institutional investor base.

    Based on Invivo's publicly available information, we are prepared to enter into negotiations to purchase all of the outstanding shares of Invivo at $19.00 per share, an attractive premium to your moving thirty (30) day average price. The total consideration would be approximately $140 million based on a share count, including all outstanding options, of about 7,365,000 shares. Our proposed offer includes a combination of approximately $15 per share in cash and approximately $4 in Intermagnetics common stock, which would allow your shareholders to participate in the value that we believe will be created by combining our two companies. Even with a large cash component, Intermagnetics retains tremendous financial flexibility for use in completing the potential transaction you are currently considering. Given the expected challenges in structuring, closing and integrating that other transaction, we are confident that the combination of Intermagnetics' financial strength, our ability to access the capital markets and its corporate infrastructure, and Invivo's considerable expertise in the patient monitoring business creates a powerful team that would greatly enhance Invivo's ability to meet those challenges.

    We want the opportunity to negotiate exclusively with Invivo to reach agreement on a transaction that would be recommended by your Board to your shareholders. We are prepared to move quickly to finalize our due diligence review and to negotiate a mutually acceptable definitive agreement. We would like your Board to review this proposal promptly and to provide an indication of its willingness to enter into exclusive discussions with us.

    This letter and its contents are intended to be confidential, and our proposal shall become null and void if it is disclosed to any person other than Invivo's Board of Directors and its advisors with an absolute need to know and an obligation to maintain this information in complete confidence.

    I look forward to hearing from you to discuss what I believe is a compelling opportunity for our companies and their respective stakeholders.

     Yours sincerely,

     Glenn H. Epstein
     Chairman and Chief Executive Officer

     On October 17, 2003, Mr. Hawkins sent a letter to Mr. Epstein stating that the Board would review Parent's proposal at its next regularly scheduled meeting.

     On October 21, 2003, Mr. Epstein sent a copy of his October 16, 2003 letter directly to Mr. Ernest Goggio, Mr. George Sarlo and Ms. Laureen DeBuono, each a member of the Board, along with a letter explaining Parent's interest in acquiring the Company and inviting Mr. Goggio, Mr. Sarlo and Ms. DeBuono to contact him with any questions.

     On October 23, 2003, the Board met to evaluate Mr. Epstein's letters and authorized Mr. Hawkins to respond to Mr. Epstein that the Board did not believe it was in the Company's interests to engage in negotiations with Parent regarding the proposed acquisition, that, in any event, the proposed price was too low, and that the Company would be willing to have discussions at some time in the future.

     On October 23, 2003, Mr. Hawkins sent a letter to Mr. Epstein. The text of this letter is as follows:

     Glenn Epstein
     Chairman and Chief Executive Officer
     Intermagnetics General Corporation
     P.O. Box 461
     Latham, NY 12110-0461

  Dear Glenn:

  As you know, I received your letter of October 16, 2003 proposing a business combination between our two companies with the support of both of our boards of directors. My fellow board members received your letter of October 21, 2003 where you brought this proposal directly to their attention.

  Our board has met and carefully considered your proposal and asked me to reply. First, we want to make sure that you understand that Invivo is not for sale and our board believes that this is not an optimal time to seek to sell the company. In fact, we are involved with a major strategic initiative that we believe holds substantial promise for further value for our stockholders, and this process is consuming a substantial amount of our time and energy. As such, we do not believe it is in our stockholders' interest to pursue your proposed transaction at this time.

  Nonetheless, we do appreciate that you recognize the special value resulting from our position in the market as well as our achievements and prospects. We do not think that the price that you mentioned in your letter to me appropriately recognizes this value. While we would not support moving ahead with further discussions of a transaction at this time, we would be interested in exploring with you whether there is a meaningful prospect that we could at some future time identify a mutually acceptable value and time frame that would be in the interests of both of our companies. If you care to have this discussion with us, please give me a call.

  Best regards,

  James B. Hawkins
  President & CEO

     On October 31, 2003, Mr. Epstein delivered a letter to Mr. Hawkins indicating the Parent's intention to publicly announce its proposal to acquire the Company. The text of this letter is as follows:

  By Facsimile and Overnight Mail

  James B. Hawkins
  Chief Executive Officer
  Invivo Corporation
  4900 Hopyard Road
  Suite 210
  Pleasanton, California 94588

  Dear Jim:

  Thank you for your letter of October 23, which arrived by regular mail on October 27. We, however, respectfully disagree with your board's assessment regarding both the optimal time to actively consider the sale of Invivo Corporation and the value Intermagnetics has proposed for your stockholders. We believe that now is precisely the appropriate time for you and your board to actively examine Intermagnetics' very attractive proposal.

  We have taken both your past and prospective achievements into account to arrive at our current assessment of Invivo's value. Invivo is trading not only at or near its 52-week high, but also at its five-year high. This market price reflects the full value, as perceived by the market, for the growth you have promised to deliver. As you know, at $19.00 per share, Intermagnetics is proposing to pay an attractive premium to that value.

  Accordingly, we believe that Invivo's stockholders should be afforded the opportunity to achieve liquidity and fully realize this value with absolute certainty today, without the very tangible risks and delay associated with waiting for Invivo to execute, on its own, its promised growth plan.

    Moreover, by proposing to pay the purchase price in 80% cash and 20% Intermagnetics' common stock in a transaction that would not require us to secure any additional external financing, we would be providing immediate liquidity to Invivo's stockholders for approximately the 30-day average cash value of their stock, while providing the premium in Intermagnetics' shares. This would give Invivo's stockholders the opportunity to either share in the upside potential created by a combination of our companies, or to take advantage of the greater liquidity that would be available to them in the combined public entity.

    We strongly believe that now is the time for Invivo to actively engage in meaningful negotiations with Intermagnetics to structure a combination of our companies. If our due diligence review of Invivo reveals additional value, we are prepared to revise our proposal to reflect such value. In addition, we are prepared to consider alternative structures to arrive at a transaction that the Invivo board ultimately believes is in the best interest of its stockholders.

    I first began to explore a possible combination of our companies with you in June and again in July and you indicated that the timing was not right. After a number of failed attempts to schedule additional meetings with you, we provided our first written indication of interest on October 2 followed by a second written proposal on October 16 and an appeal directly to Invivo's board of directors on October 21. You and your board have yet to respond meaningfully to any of these overtures.

    We are convinced that Invivo's stockholders deserve the opportunity to be able to fully consider our proposal now. Accordingly, we are prepared to make public our interest in Invivo.

    Please be assured that Intermagnetics and our financial and legal advisors stand ready to meet with you and your advisors to begin negotiations regarding our proposal. It would be our intent to negotiate and conduct due diligence on a timetable that would reasonably lead to a definitive agreement by year-end. Please call me directly to discuss the appropriate next steps in this process. I am sending by e-mail numbers at which I can be reached over the weekend.

     Yours sincerely,

     Glenn H. Epstein
     Chairman and Chief Executive Officer

     cc:  Invivo's board of directors
        Laureen DeBuono (c/o Invivo via Airborne Express)
        Ernest Goggio (via Airborne Express)
        George Sarlo (via Airborne Express)

     On November 2, 2003, the Board met and authorized Mr. Hawkins to advise Parent that it continued to be of the position stated in Mr. Hawkins' October 23, 2003 letter.

     On November 3, 2003, Parent issued a press release announcing the proposal to acquire the Company for $19.00 per share on the terms discussed in the October 16, 2003 letter from Parent to the Company.

     On November 4, 2003, the Board met to discuss Parent's press release and the Company's response. On that date, the Company issued a press release stating that the Board unanimously rejected Parent's proposal.

     On November 8, 2003, the Company's board of directors met to discuss preliminary financial analyses prepared by Wells Fargo Securities, LLC ("Wells Fargo Securities"). Mr. Hawkins informed the board that he had had a telephone conversation with Mr. Epstein, during which Mr. Epstein explained that he had contacted a number of the Company's stockholders regarding the proposed acquisition. The Company's board authorized Mr. Hawkins to communicate to Mr. Epstein that the Company would be willing to have further discussions, including the provision of non-public information to Parent, if Parent would agree to sign a traditional confidentiality and standstill agreement.

     On November 10, 2003, Messrs. Hawkins and Epstein participated in a telephone call during which they discussed proceeding with negotiations. Mr. Hawkins indicated that Parent would need to enter into a confidentiality agreement with the Company before Parent's advisors could meet with its advisors to discuss the Company's valuation in a possible acquisition transaction. The Company delivered a draft confidentiality agreement to Parent.

     On November 13, 2003, Mr. Epstein delivered a letter to Mr. Hawkins rejecting certain terms of the proposed confidentiality agreement and outlining Parent's future negotiation objectives. The text of this letter is as follows:

    November 12, 2003

     BY OVERNIGHT MAIL

     James B. Hawkins
     Chief Executive Officer
     Invivo Corporation
     4900 Hopyard Road
     Suite 210
     Pleasanton, California 94588

     Dear Jim:

    On Monday evening we received your proposed confidentiality agreement, which sets forth certain restrictions Invivo would place on Intermagnetics prior to entering into any discussions regarding our proposal to acquire Invivo.

    Some of the proposed restrictions would preclude Intermagnetics not only from purchasing Invivo shares, but even from communicating directly to your stockholders for one year, and would apply to Intermagnetics even if Invivo refuses to proceed with negotiations. Clearly this is a very one-sided approach and is not consistent with our conversation Friday evening where you acknowledged that I had proposed a "logical" process for conducting negotiations.

    You have publicly stated three objections to entering into negotiations with
    Intermagnetics: (1) exclusivity, (2) timing and (3) value.

    I have clarified that Intermagnetics is not seeking exclusivity. I have also shared with you the overwhelming support I have received from Invivo's stockholders to commence negotiations immediately, rather than at some undetermined time in the future. Finally, I believe that I have made it clear that Intermagnetics remains willing to discuss a valuation that is higher than our previous proposal.

    I continue to believe that the only way to serve interests of our respective stockholders is for our representatives to agree on value and structure for the proposed transaction based on publicly available information. We would then both obtain board approval for the transaction subject to due diligence. Only after this preliminary board approval would Intermagnetics be prepared to enter into a confidentiality agreement and proceed with its due diligence review of non-public information.

    Intermagnetics recognizes that prior to commencing its due diligence review, it should be willing to enter into an appropriate standstill agreement. We do not think it is reasonable to agree to such a provision absent the preliminary board approval mentioned above.

    As you know, we are holding our annual shareholders meeting on November 13. Because I expect a number of questions regarding Invivo, and because we wish to continue to discuss our proposal with full and fair disclosure, we will be issuing a press release updating stockholders on the status of our discussions.

    I hope that you are willing to continue to consider the input of your stockholders and commence negotiations as we have outlined in this letter.

     Yours sincerely,

     Glenn H. Epstein
     Chairman and Chief Executive Officer
     cc:  Invivo's board of directors:
        Laureen DeBuono (c/o Invivo via Airborne Express)
        Ernest Goggio (via Airborne Express)
        George Sarlo (via Airborne Express)

     On November 13, 2003 Parent also issued a press release stating its reluctance to enter into a standstill agreement prior to the parties having agreed in principle on price and structure of a possible transaction and announcing it had received a financing commitment from Wachovia Bank, N.A. for $100 million to be used in part to support Parent's proposal.

     On November 14, 2003, the Board met and authorized Mr. Hawkins to engage in price discussions with Mr. Epstein prior to the entry into a standstill agreement. The board also authorized the formal engagement of Wells Fargo Securities to act as the Company's financial advisor.

     On November 14, 2003, Mr. Hawkins held a telephone conversation with Mr. Epstein to discuss the process by which Messrs. Hawkins and Epstein might engage in price discussions.

     On November 18, 2003, Messrs. Epstein and Hawkins participated in telephone calls during which the business terms of the proposal were discussed. Parent ultimately revised its proposal to one in which it would purchase all shares of the Company for $22.00 per Share, in an all-cash transaction. Based on Parent's revised proposal, the Company agreed to allow Parent to commence due diligence, subject to Parent's execution of a satisfactory confidentiality agreement.

     On November 19, 2003, the Company's board met, with representatives of Wells Fargo Securities in attendance, to discuss a proposed transaction at a $22.00 cash price and authorized the Company to enter into a standstill agreement with Parent and to allow Parent to conduct due diligence. Also on that date, Parent delivered a draft due diligence request list to the Company.

     On November 20, 2003, Parent delivered a draft confidentiality letter agreement as well as a revised draft due diligence request list to the Company. Fenwick & West LLP and Shearman & Sterling LLP, counsel to the Company and Parent, respectively, negotiated the terms of this agreement on November 20 and 21 and on November 21, 2003, Parent and the Company executed the confidentiality letter agreement. See Section 10 of the Offer to Purchase.

     On November 24, 2003, Parent and the Company issued a press release announcing their agreement to an exclusive due diligence review process and Parent's revised proposal to purchase all shares of the Company for $22.00 per Share, in an all-cash transaction.

     Between November 24, 2003 and December 17, 2003, Parent and its representatives conducted Parent's due diligence investigation of the Company.

     Between December 5, 2003, when Parent delivered an initial draft of the Merger Agreement to the Company, and December 17, 2003, representatives of Parent and the Company and their respective financial and legal advisors negotiated the terms of the Merger Agreement. The Board met on December 15, 2003 to review the status of negotiations and to have discussions with Fenwick & West LLP and Wells Fargo Securities regarding the proposed agreement and plan of merger, including the tender offer and merger structure of the proposed transaction, and the financial aspects of the proposed transaction. The Board met again on December 17, 2003 with Fenwick & West LLP and Wells Fargo Securities to review the status of the transaction. At this meeting, Wells Fargo Securities delivered its oral opinion to the Board that as of such date the consideration to be received in the Offer and the Merger was fair to the Company's stockholders from a financial point of view, and on December 17, 2003 Wells Fargo Securities also delivered its written opinion to this effect.

     On December 17, 2003, Parent, Purchaser and the Company executed the Merger Agreement, which was announced by a joint press release of Parent and the Company prior to the opening of trading on the Nasdaq National Market on November 18, 2003.

     On December 23, 2003, Purchaser commenced the Offer.

  (II) REASONS FOR THE RECOMMENDATION

     In reaching its recommendations described above in paragraph (a) of this
Item 4, the Board considered a number of factors, including the following:

          1. Company Operating and Financial Condition. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which the Company operates. A combination with Parent would, in the Board's view, expand the Company's opportunities.

          2. Transaction Financial Terms/Premium to Market Price. The $22.00 Offer represents a premium of 3.9% over the $21.18 closing price of the Common Shares on the Nasdaq stock market on December 16, 2003 (the last closing price prior to the Board meeting at which the Board approved the Merger Agreement), a 10.0% premium over the trading price of the Common Shares on the Nasdaq stock market on November 21, 2003, the last trading day prior to the joint announcement of the Company and Parent that Parent had increased the per share value of its proposal to $22.00 in cash, and a 34.9% premium over the trading price of the Common Shares on the Nasdaq stock market on October 31, 2003, the last trading day prior to Parent's announcement of a proposed acquisition of the Company for aggregate consideration of $19.00 per share, consisting of $15.00 per share in cash and $4.00 per share in Parent's common stock. The Board considered that the trading prices of the Company's Common Shares had risen substantially since the beginning of fiscal 2004, and at October 31, 2003 was trading near the highest levels at which the Company's Common Shares had traded since the Company's initial public offering in 1987. The Board also considered and viewed as desirable that the form of consideration to be paid to holders of shares of Common Stock in the Offer and the Merger would be cash and thus stockholders would not be subject to the market risk that they would otherwise face as a result of continued investment in the Company's capital stock. The Board was aware that the consideration received by holders of shares of Common Stock in the Offer and Merger would be taxable to such holders for federal income tax purposes.

          3. Strategic Alternatives. The Board considered the trends in the industry in which the Company operates and the strategic alternatives available to the Company, including the alternative to remain an independent public company, the possibility of acquisitions of or mergers with other companies in its industry, as well as the risks and uncertainties associated with such alternatives. The Board also took note of that the proposed valuations that had been suggested to the Company as a result of historic efforts to identify potential business combination partners and acquirors were substantially below $22.00 per share.

          4. Wells Fargo Securities, LLC's Fairness Opinion. The Board considered the December 15, 2003 presentation as to the financial terms of the Offer and the Merger and the analyses supporting the opinion and the opinion itself of Wells Fargo Securities delivered to the Board dated December 17, 2003, that as of that date, based upon and subject to certain factors and assumptions as set forth in the written opinion, the consideration to be received by holders of shares of Common Stock other than Parent, Purchaser, any of their affiliates, and any holder seeking appraisal rights under Delaware law in the Offer and the Merger was fair from a financial point of view to such holders. A copy of the written opinion rendered by Wells Fargo Securities to the Board, setting forth the procedures followed, the matters considered, the assumptions made and qualifications and limitations on the review undertaken by Wells Fargo Securities in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety. The opinion of Wells Fargo Securities was presented for the benefit of the Board in connection with its consideration of the Merger Agreement and is directed only to the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be received by the holders of shares of Common Stock pursuant to the Offer and the Merger. The opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any shares of Common Stock pursuant to the Offer and how such stockholder should vote on the proposed Merger or any matter related thereto. The Board was aware that Wells Fargo Securities became entitled to certain fees upon the delivery of the written opinion, whether or not the opinion was favorable, and certain fees contingent upon consummation of the Offer. Wells Fargo Securities has consented to the inclusion of its opinion as Annex A hereto. See Item 5. Persons/Assets Retained, Employed, Compensated or Used.

          5. Timing of Completion. The Board considered the anticipated timing for the completion of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the shares of Common Stock followed by the Merger. The Board considered that the tender offer could allow stockholders to receive the transaction consideration earlier than in an alternative form of transaction. The terms of the subsequent Merger provide that common stockholders will receive the same consideration for their shares of Common Stock as received by common stockholders who tender their shares in the Offer.

          6. Limited Conditions to Consummation. The Board considered that Parent's obligation to consummate the Offer and the Merger is subject to a limited number of conditions (as set forth in Section 14 of the Offer to Purchase), with no financing condition. The Board also considered the relative likelihood of obtaining required regulatory approvals for this transaction, and the terms of the Merger Agreement regarding the obligations of both companies to pursue such approvals.

          7. Alternative Transactions. The Board engaged in exclusive negotiations with Parent from November 21, 2003 until the Merger Agreement was signed on December 17, 2003 based upon the Board's determination that such negotiations would likely lead to a transaction with Parent that would be in the best interests of the Company's stockholders. The Board considered the fact that the Company had to some extent been put "in play" since November 3, 2003 when Parent publicly announced its interest in a business combination with the Company at a per share price of $19.00, and the Company did not receive meaningful suggestions of any alternative transaction subsequent to that time. The Board considered that under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, the Company may engage in discussions or negotiations with, and may furnish non-public information to, a third party that makes a Superior Proposal (as defined in the Merger Agreement) which is pending at the time the Company determines to take such action and the Board determines in good faith, based upon advice of outside counsel, that such action is required to discharge the Board's fiduciary duties to the Company's stockholders under Delaware Law. The Board considered that the terms of the Merger Agreement permit the Company, assuming no violation of the non-solicitation provisions of the Merger Agreement, to terminate the Merger Agreement to pursue a Superior Proposal if the Company pays Parent a $5 million termination fee. Although the Board was aware that these provisions of the Merger Agreement could have the effect of deterring third parties who might be interested in exploring an acquisition of the Company, the Board concluded that the effect of these provisions would not preclude a superior proposal to acquire the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement.

          8. Potential Conflicts of Interest. The Board considered the interests of certain Company executives in the Offer and the Merger. See
     Item 3. Past Contracts, Transactions, Negotiations and Agreements.

     The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board was unanimous in determining to approve the Merger Agreement and to recommend that holders of shares of Common Stock tender their shares in the Offer.

(C) INTENT TO TENDER

     After reasonable inquiry and to the best of the Company's knowledge, each executive officer and director of the Company currently intends to tender all shares of Common Stock held of record or beneficially owned by such person to Purchaser in the Offer except for persons who would by tendering incur liability under Section 16(b) of the Exchange Act.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     Wells Fargo Securities has been retained to act as the Company's financial advisor in connection with the Offer and the Merger and to render an opinion as to the fairness from a financial point of view to the stockholders of the Company of the consideration to be received in the Offer and the Merger by such holders. Pursuant to the terms of Wells Fargo Securities' engagement, the Company has agreed to pay Wells Fargo Securities for its financial advisory services, including (i) an initial advisory fee of $50,000 per quarter, (ii) an opinion fee of $250,000, regardless of the conclusion contained in such opinion, and (iii) a consummation fee of $1.95 million upon consummation of the transaction. The advisory fee and the opinion fee will be credited against this consummation fee. In addition, the Company has agreed to reimburse Wells Fargo Securities for its out-of-pocket expenses (including attorneys' fees) incurred during its engagement and to indemnify Wells Fargo Securities against certain liabilities, including liabilities under federal securities laws, arising out of Wells Fargo Securities' engagement.

     Wells Fargo Securities, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, Wells Fargo Securities or its affiliates may actively trade or hold securities of the Company or Parent for its own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In the past, an affiliate of Wells Fargo Securities has provided the Company with general commercial banking services, including the extension of a line of credit, unrelated to the Offer and the Merger and has received customary fees for the rendering of those services. Furthermore, Wells Fargo Securities and its affiliates may maintain relationships with the Company, Parent and their respective affiliates.

     The Company has agreed to pay Roth Capital Partners, LLC $50,000 for financial advisory services in connection with the Company's strategic alternatives.

     Except as described above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations in connection with the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     No transactions in the shares of Common Stock have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge, any of the Company's directors, executive officers, affiliates or subsidiaries other than the following sales of Common Stock by Mr. Hawkins: 20,800 shares of Common Stock on October 31, 2003 at a price of $16.33 per share, 62,000 shares of Common Stock on November 25, 2003 at a price of $21.31 per share and 30,000 shares of Common Stock on December 22, 2003 at a price of $21.87 per share.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiation in response to the Offer that relates to (i) a tender offer for or other acquisition of securities by or of the Company or any other person; (ii) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; or (iv) any material change in the indebtedness, present capitalization or dividend policy of the Company.

     Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed agreements in response to the Offer, that relate to or would result in one or more of the events referred to in the first paragraph of this item.

ITEM 8.  ADDITIONAL INFORMATION

(A) PARENT'S RIGHT TO DESIGNATE PERSONS TO BE ELECTED TO THE BOARD

     The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board other than at a meeting of the Company's stockholders and is incorporated herein by reference.

(B) DELAWARE GENERAL CORPORATION LAW

     The Company is incorporated under the laws of the State of Delaware.

  SHORT-FORM MERGER.

     Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer (including any extension thereof) or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after completion of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the shares pursuant to the Offer (including any extension thereof) or otherwise, under Section 251 of the DGCL, a vote of the Company's stockholders will be required to adopt and approve the Merger Agreement. As a result, the Company will also have to comply with the Federal securities laws and regulations governing the obtaining of such approvals. Among other things, the Company will be required to prepare and distribute a proxy statement or information statement and as a consequence a longer period of time will be required to effect the Merger. If all the conditions for the Offer are met, but Purchaser receives less than 90% of the issued and outstanding shares in the Offer, the Merger Agreement provides that Purchaser may extend the Offer for an additional period not to exceed an aggregate of 10 business days for the purpose of trying to obtain 90% of the issued and outstanding shares of the Offer. However, because Purchaser and Parent have agreed to cause all of the shares owned by them to be voted in favor of the adoption of the Merger Agreement, approval is assured if a stockholder vote is required.

  DELAWARE ANTI-TAKEOVER STATUTE.

     In general, Section 203 of the DGCL ("Section 203") prevents an "interested party" (defined to include a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the board of directors of such company prior to that date. On December 17, 2003, the Company's Board approved the Offer and the Merger. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

  APPRAISAL RIGHTS.

     No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are holders of shares of Common Stock at the effective time of the Merger will have certain rights under Section 262 of the DGCL to demand appraisal of their shares. Such rights, if the statutory procedures are complied with, could entitle the holder to a judicial determination of the "fair value" of the shares at the effective time (excluding any element of value arising from the accomplishment or the expectation of the Merger), to be paid in cash, in lieu of the Merger Consideration of $22.00 per share of Common Stock. The value so determined could be more or less than the $22.00 offer price.

     Appraisal rights cannot be exercised at this time. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning those rights and the procedures to be followed in order to perfect them before such stockholders have to take any action in connection with such rights.

  OTHER LAWS AND LEGAL MATTERS.

     The Company conducts operations in a number of foreign countries. In the event that one or more foreign laws is deemed to be applicable to the Offer, Company and/or Purchaser may be required to file certain information to receive the approval of the relevant foreign authority. Such government may also attempt to impose additional conditions on the Company's operations conducted in such countries.

(C) REGULATORY APPROVALS

  UNITED STATES ANTITRUST COMPLIANCE.

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of shares of Common Stock pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, Purchaser has advised the Company that it filed a Premerger Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on December 22, 2003. As a result, the waiting period applicable to the purchase of shares of Common Stock pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, on January 6, 2003. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting from Purchaser additional information or documentary material relevant to the Offer. If a second request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser or the Company with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

     The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of shares of Common Stock by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Common Stock pursuant to the Offer or seeking divestiture of the shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and Parent has advised the Company that it does not, believe that the completion of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. Under the Merger Agreement the Company and Parent have agreed to use their reasonable best efforts to resolve any objections that the antitrust regulators may raise with respect to the contemplated transactions.

(D) FORWARD-LOOKING STATEMENTS

     This Schedule 14D-9 contains forward-looking statements regarding the Company's plans, expectations, estimates and beliefs. These forward-looking statements are only predictions and involve risks and uncertain-ties. Actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Schedule 14D-9. The Company is not obligated to update or revise these forward-looking statements to reflect new events or circumstances. Factors that could cause actual results, events or circumstances to differ from forward-looking statements made in this Schedule 14D-9 include those set forth in the risk factors section of our annual and quarterly reports filed with the SEC.

ITEM 9.  EXHIBITS

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
(a)(1)(A)     Sections 10, 11 and 14 of the Offer to Purchase, dated
              December 23, 2003 (incorporated by reference to Exhibit
              (a)(1) to the Schedule TO of Purchaser filed on December 23,
              2003).
(a)(1)(B)     Form of Letter of Transmittal (incorporated by reference to
              Exhibit (a)(2) to the Schedule TO of Purchaser filed on
              December 23, 2003).
(a)(2)(A)     Letter to Stockholders of the Company, dated December 23,
              2003.*
(a)(5)(A)     Joint Press Release Issued by Invivo Corporation and
              Intermagnetics General Corporation on December 18, 2003
              (incorporated by reference to Exhibit 99.1 to the Form 8-K of Invivo Corporation filed on December 18, 2003).
(a)(5)(C)     Opinion of Wells Fargo Securities, LLC, dated December 17,
              2003 (included as Annex A hereto).*
(e)(1)        Agreement and Plan of Merger, dated as of December 17, 2003, by and among Intermagnetics General Corporation, Invivo
              Acquisition Corporation f/k/a Magic Subsidiary Corporation
              and Invivo Corporation (incorporated by reference to Exhibit
              2.1 to the Form 8-K of Invivo Corporation filed on December
              18, 2003).
(e)(2)        Confidentiality Letter Agreement, dated November 21, 2003, between the Company and Parent (incorporated by reference to
              Exhibit (d)(2) to the Schedule TO of Purchaser filed on
              December 23, 2003).
(e)(3)        The Information Statement of the Company, dated December 23,
              2003 (included as Annex B hereto).*
(g)           None.

---------------

* Included in the distributions to Company stockholders.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          INVIVO CORPORATION

                                          By: /s/ JAMES B. HAWKINS
                                            ------------------------------------
                                            Name: James B. Hawkins
                                            Title:   Chief Executive Officer

Dated: December 23, 2003

                                      LOGO

                                                                         ANNEX A
Board of Directors
Invivo Corporation
4900 Hopyard Road
Suite 210
Pleasanton, California 94588
                                                               December 17, 2003
Members of the Board:

     We understand that Invivo Corporation (the "Company"), Intermagnetics General Corporation ("Parent") and Magic Subsidiary Corporation (a wholly owned subsidiary of Parent, "Purchaser") have entered into an Agreement and Plan of Merger, dated as of December 17, 2003 (the "Agreement"), which will provide, among other things, for the Offer and the Merger (as such terms are defined below). Under the terms, and subject to the conditions, set forth in the Agreement, (i) Purchaser shall make a cash tender offer (the "Offer") to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the "Shares") for a per Share price of $22.00 (the "Consideration"), net to the seller in cash, and (ii) following the consummation of the Offer, Purchaser will be merged with and into the Company (the "Merger"). Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent and each Share not tendered in the Offer (other than Shares held in treasury or owned by Parent or any of its subsidiaries or as to which dissenters' rights have been properly exercised ("Dissenting Shares")) shall be converted into the right to receive the Consideration in cash. The terms and conditions of the Offer and the Merger are set out more fully in the Agreement.

     You have asked us whether, in our opinion, the Consideration to be received by the Shareholders (as such term is defined below) in the Offer and the Merger is fair from a financial point of view and as of the date hereof to the Shareholders. The "Shareholders" shall be defined as all holders of Shares other than Parent, Purchaser, any affiliates of Parent or Purchaser or any holders of Dissenting Shares.

     For purposes of this opinion we have, among other things:

          (i) reviewed certain publicly available financial statements and other business and financial information of the Company;

          (ii) reviewed certain internal financial statements and other financial and operating data, including certain financial forecasts and other forward looking information, concerning the Company prepared by the management of the Company;

          (iii) reviewed with the Company certain publicly available estimates of research analysts relating to the Company;

          (iv) held discussions with the management of the Company concerning the business, past and current operations, financial condition and future prospects of the Company;

          (v) reviewed the financial terms and conditions set forth in the Agreement;

          (vi)  reviewed the stock price and trading history of the Shares;

          (vii) compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other publicly traded companies comparable with the Company;

 Wells Fargo Securities, LLC (member of NASD/SIPC), non-bank affiliate of Wells
                                Fargo & Company

Board of Directors
Invivo Corporation
December 17, 2003
Page  2

          (viii) compared the financial terms of the Offer and the Merger with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

          (ix)  prepared a discounted cash flow analysis of the Company;

          (x) participated in discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors; and

          (xi) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

     In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by the Company's management) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied upon the assurances of the Company's management that it is not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of the Company, nor were we furnished with any such evaluation or appraisal. With respect to the financial forecasts and projections (and the assumptions and bases therefor) for the Company that we have reviewed, we have assumed that such forecasts and projections have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments of the management of the Company as to the future financial condition and performance of the Company, and we have further assumed that such projections and forecasts will be realized in the amounts and in the time periods currently estimated. We have assumed that the Offer and the Merger will be consummated upon the terms set forth in the Agreement. In addition, we have assumed that the historical financial statements of the Company reviewed by us have been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied.

     This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as to the date hereof, to the Shareholders of the Consideration to be received in the Offer and the Merger. We do not express any opinion as to any tax or other consequences that might result from the Offer and the Merger. Our opinion does not address the relative merits of the Offer and the Merger compared with the other business strategies that the Company's Board of Directors has considered or may be considering, nor does it address the decision of the Company's Board of Directors to proceed with the Offer and the Merger. Neither does our opinion address any legal or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals.

     In connection with the preparation of our opinion, we were not authorized to solicit, and did not solicit, third-parties regarding alternatives to the Offer and the Merger.

     We are acting as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee upon the delivery of this opinion and an additional fee contingent upon the consummation of the Offer and the Merger. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement. An affiliate of Wells Fargo Securities, LLC has provided the Company with general commercial banking services during the past two years, including the extension of a line of credit. In the ordinary course of business, we may trade in the Company's securities and Parent's securities for our own

Board of Directors
Invivo Corporation
December 17, 2003
Page  3

account and the account of our customers and, accordingly, may at any time hold a long or short position in the Company's securities or Parent's securities.

     Our opinion expressed herein is provided for the information of the Board of Directors of the Company in connection with its evaluation of the Offer and the Merger. Our opinion is not intended to be and does not constitute a recommendation to any Shareholder whether or not to tender his or her Shares or, if required, how to vote, or whether or not to take any other action, with respect to the Offer and the Merger. This opinion may not be summarized, described or referred to or furnished to any party except with our express prior written consent.

     Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the Consideration to be received in the Offer and the Merger is fair to the Shareholders from a financial point of view.

                                          Very truly yours,

                                          WELLS FARGO SECURITIES, LLC

                                          LOGO

                                                                         ANNEX B

                               INVIVO CORPORATION
                          4900 Hopyard Road, Suite 210
                          Pleasanton, California 94588

 INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934
                           AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about December 23, 2003 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Invivo Corporation (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Intermagnetics General Corporation ("Intermagnetics") to a majority of seats on the Board of Directors (the "Board") of the Company. As of December 17, 2003, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Intermagnetics and Invivo Acquisition Corporation f/k/a Magic Subsidiary Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Intermagnetics, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of the Company's Common Stock, par value $0.01 per share (the "Common Stock"), at a price per share of $22.00, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase, dated December 23, 2003, and in the related Letters of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission (the "Commission") on December 23, 2003.

     The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will become a subsidiary of Intermagnetics. At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Common Stock (other than shares owned by the Purchaser, the Company or any stockholder who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the amount in cash per share paid pursuant to the Offer.

     The Offer, the Merger, and the Merger Agreement are more fully described in the Statement, to which this Information Statement is attached as Annex B, which was filed by the Company with the Commission on December 23, 2003 and which is being mailed to stockholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Intermagnetics, Purchaser or the Intermagnetics Designees (as defined below) has been provided by Intermagnetics. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on December 23, 2003. The Offer is currently scheduled to expire at 5 p.m., New York City time, on January 23, 2004, unless Purchaser extends it.

GENERAL

     Each share of Common Stock entitles the holder to one vote. As of December 17, 2003, there were 5,907,156 shares of Common Stock issued and outstanding, and an additional 1,448,662 shares were reserved for issuance pursuant to outstanding stock options.

RIGHTS TO DESIGNATE DIRECTORS AND INTERMAGNETICS DESIGNEES

     The information contained herein concerning Intermagnetics Designees (as defined below) has been furnished to the Company by Intermagnetics and its designees. Accordingly, the Company assumes no responsibility for the accuracy or completeness of this information.

     The Merger Agreement provides that, promptly upon the purchase of and payment for the shares of Common Stock by Purchaser pursuant to the Offer, Purchaser will be entitled to designate such number of directors (the "Intermagnetics Designees") on the Board, rounded up to the next whole number, equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Company Common Stock so purchased and paid for bears to the total number of shares of Common Stock then outstanding.

     The Merger Agreement provides that the Company will, upon request of Purchaser, increase the size of the Board or obtain the resignations of such number of directors as is necessary to enable the Intermagnetics Designees to be elected to the Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, will cause the Intermagnetics Designees to be so elected.

     Notwithstanding the foregoing, if shares of Common Stock are purchased pursuant to the Offer, until the consummation of the Offer, there will be at least three members of the Board who were directors on the date of the Merger Agreement.

     The Intermagnetics Designees will be selected by Intermagnetics from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Intermagnetics Designees currently is a director of, or holds any positions with, the Company. Intermagnetics has advised the Company that, to the best of Intermagnetics's knowledge, except as set forth below, none of the Intermagnetics Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Intermagnetics and the Company that have been described in the Schedule TO or the Statement.

     The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Intermagnetics Designees are set forth below. Each is a citizen of the United States. Unless otherwise noted, the business address of each person listed below is 450 Old Niskayuna Road, P.O. Box 461, Latham, N.Y. 12110-0461 and the telephone number at that address is (518) 782-1122.

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
               NAME AND AGE                 MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
               ------------                 --------------------------------------------------
Michael K. Burke..........................  Director and Treasurer of Purchaser. Executive
                                            Vice
45                                          President and Chief Financial Officer of
                                            Intermagnetics. Before joining Parent in 2001,
                                            Burke was chief financial officer of Hydrogen
                                            Burner Technology, Inc., a manufacturer of onsite
                                            hydrogen generators and integrated fuel processors
                                            for fuel-cell applications. Prior to that, Mr.
                                            Burke was a managing director in the U.S.
                                            investment banking department of CIBC Oppenheimer
                                            Corp. (now CIBC World Markets), having joined the
                                            firm in 1995.
Glenn H. Epstein..........................  Director and President of Purchaser. Director,
45                                          Chairman and Chief Executive Officer of
                                            Intermagnetics. Prior to joining Parent as
                                            President in 1997, Mr. Epstein worked for Oxford
                                            Instruments Group, plc as President of Nuclear
                                            Measurements Group, Inc. (a wholly-owned
                                            subsidiary of Oxford Instruments, plc).

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
               NAME AND AGE                 MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
               ------------                 --------------------------------------------------
Thomas J. O'Brien.........................  Director of Purchaser. Executive Vice President,
45                                          Corporate Development of Intermagnetics. Before
                                            joining IMGC in 2003, Mr. O'Brien was President,
                                            Color Division of Sensient Technologies
                                            Corporation, a manufacturer of specialty
                                            chemicals. Prior to that, Mr. O'Brien held
                                            numerous leadership positions in both the United
                                            States and Europe at Sun Chemical Corporation. Mr.
                                            O'Brien began his career at General Electric
                                            Corporation.
Katherine M. Sheehan......................  Secretary of Purchaser. Vice President, General
45                                          Counsel and Corporate Secretary of Intermagnetics,
                                            Ms. Sheehan joined Parent in 1996 as Corporate
                                            Counsel. She became General Counsel and Corporate
                                            Secretary in 1999. Before joining Parent, Ms.
                                            Sheehan was an associate at Bond, Schoeneck &
                                            King, LLP.

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of September 30, 2003 by
(i) each person known by the Company to beneficially own more than 5% of the Company's Common Stock, (ii) each director and nominee to the Board of Directors, (iii) the Chief Executive Officer and each other executive officer of the Company as of June 30, 2003 whose salary and bonus for the year ended June 30, 2003 exceeded $100,000, and (iv) all executive officers and directors of the Company as a group.

                                                               AMOUNT OF
                                                               BENEFICIAL      PERCENTAGE
NAME*                                                         OWNERSHIP(1)     OF SHARES
-----                                                         ------------     ----------
Wellington Management Company...............................     658,300(2)       11.2%
  75 State Street
  Boston, MA 02109
Pequot Capital Management Inc. .............................     506,100(3)        8.6%
  500 Nyala Farm Road
  Westport, CT 06880
Dimensional Fund Advisors...................................     461,550(4)        7.9%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401
Franklin Resources, Inc. ...................................     452,250(5)        7.7%
  One Franklin Parkway
  San Mateo, CA 94403
AWM Investment Company, Inc. ...............................     393,399(6)        6.7%
  153 East 53rd Street 55th Floor
  New York, NY 10022
James B. Hawkins............................................     435,326(7)        7.1%
Ernest C. Goggio............................................     254,979(8)        4.3%
George S. Sarlo.............................................      88,706(9)        1.5%
John F. Glenn...............................................      87,375(10)       1.5%
Stuart Baumgarten...........................................      73,200(11)       1.2
Laureen DeBuono.............................................      51,000(12)       0.9
Brent Johnson...............................................      39,750(13)       0.7
Randy Lindholm..............................................          --            --
All executive officers and directors as a group (7
  persons)..................................................   1,030,335(14)      15.9%

---------------

  * The address of each of the directors or executive officers is c/o Invivo Corporation, 4900 Hopyard Rd. Suite 210, Pleasanton, CA 94588

 (1) Each of the individuals included in the table has sole voting and investment power over the shares listed, subject to the right of his or her spouse, if any, under applicable community property laws.

 (2) Based upon Schedule 13G filed with the Securities and Exchange Commission on February 14, 2003.

 (3) Based upon Schedule 13G filed with the Securities and Exchange Commission on February 14, 2003.

 (4) Based upon Schedule 13G filed with the Securities and Exchange Commission on February 3, 2003.

 (5) Based upon Schedule 13G filed with the Securities and Exchange Commission on January 20, 2003.

 (6) Based upon Schedule 13G filed with the Securities and Exchange Commission on February 11, 2003.

 (7) Includes 226,125 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days.

 (8) Includes 170,979 shares of Common Stock owned by Pillar Corporation, of which Mr. Goggio is the President and majority stockholder and 81,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days.

 (9) Includes 87,375 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days.

(10) Includes 81,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days.

(11) Includes 66,750 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days.

(12) Includes 51,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days.

(13) Includes 33,750 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days.

(14) Includes 627,000 shares of Common stock issuable upon exercise of stock options exercisable within 60 days.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     Each director and executive officer holds office until the next annual meeting of stockholders and until his successor is elected and has qualified, or until his death, resignation or removal. There are no family relationships among executive officers or directors of the Company, except that Mr. Hawkins, the President, Chief Executive Officer, Secretary and a director, and Mr. Glenn, the Chief Financial Officer, are brothers-in-law. The names, ages and position(s) of each director and executive officer are set forth below:

NAME                                        AGE           POSITION(S) WITH THE COMPANY
----                                        ---           ----------------------------
James B. Hawkins..........................  48    President, Chief Executive Officer,
                                                  Secretary and Director
Ernest C. Goggio(1,2).....................  80    Director
George S. Sarlo(1,2)......................  65    Director
Laureen DeBuono(1,2)......................  46    Director
Randy Lindholm............................  48    Director
John F. Glenn.............................  42    Vice President, Finance and Chief Financial
                                                  Officer
Stuart Baumgarten.........................  49    Vice President, Invivo Corporation;
                                                  President, Invivo Research, Inc.

---------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     Mr. Hawkins has been President, Chief Executive Officer and a director of the Company, and its predecessor, since August 1985, and Secretary since September 1986. He earned his undergraduate degree in Business Commerce from Santa Clara University and his MBA from San Francisco State University.

     Mr. Goggio served as a director since November 1998 and as Chairman of the Board of Directors of the Company from November 1986 to June 2003. He was President and Chairman of the Board of Directors of Pillar Corporation, a manufacturer of heat induction and melting equipment, from June 1964 to December 2003.

     Mr. Sarlo has been a director of the Company since January 1991. He was elected Chairman of the Board in June of 2003. He has been a general partner of the Walden Group of venture capital funds since 1974.

     Ms. DeBuono has been a director of the Company since February 1998. She is currently a management consultant and since March 2003 a director of Visx Corporation, a company engaged in the design and development of proprietary technologies and systems for laser vision correction. She was Executive Vice President and Chief Financial Officer of Critical Path, Inc., a provider of internet messaging solutions, from September 2001 to March 2003. From October 1999 to October 2000, Ms. DeBuono was Chief Operating Officer and Chief Financial Officer of More.com, an online health products retailer. From October 1998 to October 1999, Ms. DeBuono was Chief Operating Officer and Chief Financial Officer of ReSound Corporation, a hearing health care company that manufactures and markets advanced hearing devices.

     Mr. Lindholm has been a director of the Company since December 2003. From June 1999 to April 2002, Mr. Lindholm was Chairman of the Board, President and CEO of Vidamed, Inc., a manufacturer of minimally invasive medical device products that treat benign prostatic hyperplasia (BPH). From August 1998 to June 1999, Mr. Lindholm served as Executive Vice President of Sales and Marketing for Vidamed, Inc. Prior to that, Mr. Lindholm held various positions at Mallinckrodt, Inc. (formerly Nellcor Puritan Bennett), a specialty medical products company, including: from January 1998 to August 1998, Vice President of North American Respiratory Field Operations and from August 1996 to January 1998, Vice President of Americas Field Operations. Mr. Lindholm has served as a director of Omnicell, a provider of medication and supply dispensing systems for various clinical areas, since April 2003, and of Rita Medical since April 2003. Rita Medical manufactures and markets minimally invasive products to treat patients with solid cancerous or benign tumors.

     John F. Glenn was appointed Vice President, Finance and Chief Financial Officer of Invivo Corporation in November 1990. Mr. Glenn earned his undergraduate degree in Business Administration from the University of Nevada and his MBA from the University of Santa Clara.

     Stuart Baumgarten has been President of the Invivo Research subsidiary since November 1998. From March 1996 to November 1998, Mr. Baumgarten served as Vice President of Sales and Marketing for Invivo Research. Prior to joining the Company, Mr. Baumgarten spent approximately 16 years with the patient monitoring division of Datascope Corporation where he held various sales positions culminating as Vice President of Domestic Sales. He earned his degree in Communication Sciences from the Herbert H. Lehman College, City University of New York.

  (A) BOARD AND COMMITTEE MEETINGS

     During the year ended June 30, 2003, the Board of Directors held eleven meetings. All of the directors attended all of the Board meetings.

     During the year ended June 30, 2003, the Audit Committee of the Board of Directors held four meetings. Each Committee member attended all of the meetings. The Audit Committee assists the Board in fulfilling its oversight responsibilities relating to financial accounting, reporting, and controls.

     During the year ended June 30, 2003, the Compensation Committee held one meeting. Each Committee member attended the meeting. The Compensation Committee determines the overall compensation policy for senior management of the Company, and recommends to the Board of Directors new compensation programs or changes in existing programs which the Committee finds appropriate.

     The Board has not established a nominating committee. The Board will consider nominees recommended by Invivo stockholders. The Board does not prescribe formal procedures to be followed by stockholders in submitting recommendations to the Board.

  (B) DIRECTOR COMPENSATION

     Members of the Board of Directors who are not officers of the Company are entitled to receive fees of $2,000 for each Board of Directors meeting attended, and reimbursement for travel expenses. Each director also receives an annual retainer fee of $20,000.

     Mr. Goggio, Mr. Sarlo and Ms. DeBuono each received options to purchase 6,000 shares of the Company's Common Stock in fiscal 2003 pursuant to the automatic grant provisions of the 1994 Stock Option Plan. All directors elected at the Annual Meeting will be entitled to receive additional annual grants of options to purchase 6,000 shares of Common Stock under the 1994 Stock Option Plan on the date of the Annual Meeting and in succeeding years for which they serve as independent directors of the Company.

     The Company has entered into indemnification agreements with each of its directors and executive officers. Such agreements require the Company to indemnify such individuals to the full extent permitted by law.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires directors and executive officers of the Company and persons who own more than ten percent of the shares of Common Stock to file reports of ownership and changes in ownership with the Commission and the Nasdaq. These persons are also required to furnish to the Company copies of all such reports.

     To the Company's knowledge, based solely on its review of the copies of such reports received by the Company, and written representations from certain reporting persons, the directors and executive officers of the Company and all other reporting persons complied with all applicable filing requirements.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation of the Chief Executive Officer of the Company and the other most highly compensated executive officers of the Company as of June 30, 2003 whose total salary and bonus for the fiscal year ended June 30, 2003 exceeded $100,000 for services in all capacities to the Company and its subsidiaries during such fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                 COMPENSATION AWARDS
                                                                              --------------------------
                                               ANNUAL COMPENSATION            SECURITIES     ALL OTHER
                                       ------------------------------------   UNDERLYING    COMPENSATION
NAME AND PRINCIPAL POSITION            FISCAL YEAR   SALARY ($)   BONUS ($)   OPTIONS (#)      ($)(1)
---------------------------            -----------   ----------   ---------   -----------   ------------
James Hawkins........................     2003        292,200      175,000      30,000         2,797
  President and Chief Executive           2002        278,250      150,000      60,000         2,605
  Officer                                 2001        265,000       50,000      13,500         2,693
John F. Glenn........................     2003        170,000       60,000      15,000         2,574
  Vice President of Finance/              2002        162,750       42,000      30,000         2,506
  Chief Financial Officer                 2001        155,000       40,000       6,000         2,464
Stuart Baumgarten....................     2003        220,000       80,400      15,000         2,069
  President, Invivo Research/             2002        210,000       65,000      30,000         2,075
  MDE                                     2001        200,000       50,000       6,000         2,181
Brent Johnson........................     2003        141,750      108,250       9,000         3,086
  Executive Vice President of             2002        138,600       95,000      13,500         2,987
  Sales and Marketing, Invivo             2001        129,300       87,500       4,500         2,592
  Research/MDE

---------------

(1) The amounts shown represent Company contributions to the Company's 401(k) Savings Plan.

STOCK OPTIONS

     The following table sets forth the stock options granted to the named executive officers under the Company's 1994 Stock Option Plan during the fiscal year ended June 30, 2003.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                    NUMBER OF       % OF TOTAL
                                    SECURITIES       OPTIONS
                                    UNDERLYING      GRANTED TO    EXERCISE OR                 GRANT DATE
                                     OPTIONS       EMPLOYEES IN   BASE PRICE    EXPIRATION     PRESENT
NAME                              GRANTED (#)(1)   FISCAL YEAR      ($/SH)         DATE      VALUE ($)(2)
----                              --------------   ------------   -----------   ----------   ------------
James Hawkins...................      30,000          20.0%          $8.86       12/12/12      $171,510
John F. Glenn...................      15,000          10.0%          $8.86       12/12/12      $ 85,755
Stuart Baumgarten...............      15,000          10.0%          $8.86       12/12/12      $ 85,755
Brent Johnson...................       9,000           6.0%          $8.86       12/12/12      $ 51,453

---------------

(1) Stock options become exercisable on a cumulative basis as to one-quarter of the total number of shares covered thereby on each of the first, second, third and fourth anniversary dates of the grant of the option. The term of each option is ten years.

(2) The Black-Scholes option pricing model was used assuming no dividend yield, a risk free rate of 2.96%, an expected stock price volatility of 78%, a forfeiture rate of 5% and an average expected life of five years. This valuation is reported pursuant to the rules of the Securities and Exchange Commission and there can be no assurance that the actual share value of the options will approximate the value ascribed by the Black-Scholes model.

     The following table sets forth the number of options exercised and the value realized upon exercise by the named executive officers during the fiscal year ended June 30, 2003 and the value of outstanding options held by such executive officers as of June 30, 2003.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES

                                                          NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                             SHARES                      UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                          ACQUIRED ON       VALUE         OPTIONS AT FY-END (#)            AT FY-END ($)
NAME                      EXERCISE (#)   REALIZED ($)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE(1)
----                      ------------   ------------   -------------------------   ----------------------------
James Hawkins...........     45,000        435,285           226,125/94,875              $1,110,946/361,409
John F. Glenn...........         --             --            87,375/44,625              $  398,046/166,089
Stuart Baumgarten.......         --             --            66,750/44,250              $  288,928/164,203
Brent Johnson...........         --             --            33,750/27,750              $   166,004/99,071

---------------

(1) The value of unexercised options is calculated by multiplying the number of options outstanding by the difference between the option exercise price and the June 30, 2003 closing price of $11.61 per share of the Company's common stock as reported on The Nasdaq National Market.

  EMPLOYMENT AGREEMENTS AND CHANGE-OF-CONTROL ARRANGEMENTS

     In July 2003 the Company renewed employment agreements with two year terms for each of the named executive officers pursuant to which the Company has agreed to pay a specific severance amount if the executive officer is employed by the Company on the occurrence of a change in control, unless the officer resigns voluntarily or is terminated with cause within 90 days following a change of control of the Company. For James B. Hawkins, the severance payment will be $1,071,000, an amount equal to two times the aggregate of his annual base salary and target bonus plus other benefits and expenses. For Stuart Baumgarten, John F. Glenn, and Brent Johnson, the severance payment will be $323,000, $266,000 and $264,000, respectively, which amounts are equal to the aggregate of each executive officer's annual base salary and target bonus plus other benefits and expenses. In addition to the severance payment, upon a change of control of the Company, any unvested stock option to purchase shares of common stock of the Company then held by the executive officer will become 100% vested and exercisable immediately prior to such change of control. If the Company terminates Mr. Hawkins, Mr. Glenn, Mr. Baumgarten or Mr. Johnson without just cause, but not following a change of control of the Company, the Company has agreed to pay such executive officer one-half of the severance payment amount that such executive officers would have received for a termination without cause after a change of control of the Company. These agreements further established each executive officer's base salary and target annual bonus for the two-year term of the agreements.

     In November 2003, the Company agreed with its director, Mr. Sarlo, that in consideration of Mr. Sarlo's working closely with the Company's management to evaluate strategic alternatives, the Company would pay $250,000 to Mr. Sarlo if a transaction was completed prior to July 1, 2004. Mr. Sarlo will be entitled to receive this fee upon a successful completion of the Offer.

  COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Goggio, Mr. Sarlo and Ms. DeBuono serve as the Compensation Committee of the Board of Directors. None of the members of the Compensation Committee is an employee of the Company. See "Director Compensation" above for a description of options granted to, and fees paid to, Messrs. Sarlo, Goggio and Ms. DeBuono.

     THE FOLLOWING PAGES CONTAIN OUR COMPENSATION COMMITTEE REPORT AND A CHART TITLED "PERFORMANCE GRAPH". STOCKHOLDERS SHOULD BE AWARE THAT UNDER THE RULES OF THE SECURITIES AND EXCHANGE COMMISSION, THIS INFORMATION IS NOT CONSIDERED TO BE "SOLICITING MATERIAL", NOR TO BE "FILED", UNDER THE SECURITIES EXCHANGE ACT OF 1934. THIS INFORMATION SHALL NOT BE DEEMED TO BE INCORPORATED IN ANY PAST OR FUTURE FILING BY US UNDER

THE SECURITIES EXCHANGE ACT OF 1934 OR THE SECURITIES ACT OF 1933 UNLESS AND ONLY TO THE EXTENT THAT WE SPECIFICALLY INCORPORATE THIS INFORMATION BY REFERENCE.

COMPENSATION COMMITTEE REPORT

  COMPENSATION COMMITTEE

     The Compensation Committee currently consists of Mr. Sarlo, Mr. Goggio and Ms. DeBuono. The Compensation Committee determines on an annual basis the cash compensation to be paid to the Chief Executive Officer and the senior executive officers of the Company. In doing so, the Compensation Committee is apprised of stock option awards made to these executives by the Board of Directors.

     The Compensation Committee believes that in order for the Company to succeed it must be able to attract and retain qualified executive officers. In determining the type and amount of executive officer compensation, the objectives of the Compensation Committee are to provide levels of base compensation and bonuses that will attract and retain talented executive officers and align their interests with the success of the Company. The Company's executive officer compensation program is comprised of base salary, an annual cash bonus, and stock options. The Company's compensation policies seek to enhance the profitability of the Company and increase stockholder value.

  BASE SALARIES

     The Company's policy is to maintain base salaries competitive with salaries paid to similarly situated executive officers in other middle market companies (i.e. those with sales of $100 million or less) that are believed to be comparable for compensation purposes by the Compensation Committee. Adjustments to base compensation will generally be made based upon competitive market conditions as well as assigned responsibility and performance as measured against specific goals and objectives of the Company and individual employees. The Compensation Committee has not established a particular group or listing of generally comparable companies for this purpose and may evaluate different companies on a year to year basis.

  BONUSES

     An integral part of the Company's compensation of senior executive officers has been the annual payment of cash bonuses. The amount of these bonuses is based in part on the review of compensation practices of comparably sized companies referred to in the above paragraph. Further, the amount of bonuses in any year is significantly dependent on the Company's operating performance relative to its goals, as well as to other considerations that may be deemed relevant in any given year or instance by the Compensation Committee.

  CHIEF EXECUTIVE OFFICER COMPENSATION

     In determining the compensation of Mr. Hawkins, the Compensation Committee evaluated Mr. Hawkins' responsibilities and performance and the overall results of the Company to determine the total compensation paid. Mr. Hawkins' base compensation level increased to $292,200 for fiscal 2003 as compared to $278,250 for fiscal 2002. For fiscal 2003, Mr. Hawkins received a bonus of $175,000 under the executive bonus plan.

  Ernest C. Goggio, Chairman             George Sarlo                   Laureen DeBuono

                               PERFORMANCE GRAPH

               (COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN)

     The following performance graph compares the performance of the Company's Common Stock to the NASDAQ Stock Market (U.S.) Index and to the NASDAQ Non-Financial Index. Given the diversity of its businesses, the Company was unable to identify a peer group of companies based on a common business. The graph assumes that the value of the investment in the Company's common stock and each index was $100 at June 30, 1998 and that all dividends were reinvested.

                 COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
         AMONG INVIVO CORPORATION, THE NASDAQ STOCK MARKET (U.S.) INDEX
                       AND THE NASDAQ NON-FINANCIAL INDEX

                                    [GRAPH]

                            CUMULATIVE TOTAL RETURN

--------------------------------------------------------------------------------
                        6/98      6/99      6/00      6/01      6/02      6/03
--------------------------------------------------------------------------------
 Invivo
  Corporation.......   100.00     99.06     83.02     72.30    112.45    131.48
 Nasdaq Stock Market
  (U.S.)............   100.00    143.67    212.43    115.46     78.65     87.33
 Nasdaq
  Non-Financial.....   100.00    148.01    229.01    117.03     74.71     83.94

---------------

* $100 invested on 6/30/98 in stock or index -- including reinvestment of dividends. Fiscal year ending June 30.

                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
(a)(1)(A)     Sections 10, 11 and 14 of the Offer to Purchase, dated
              December 23, 2003 (incorporated by reference to Exhibit
              (a)(1) to the Schedule TO of Purchaser filed on December 23,
              2003).
(a)(1)(B)     Form of Letter of Transmittal (incorporated by reference to
              Exhibit (a)(2) to the Schedule TO of Purchaser filed on
              December 23, 2003).
(a)(2)(A)     Letter to Stockholders of the Company, dated December 23,
              2003.*
(a)(5)(A)     Joint Press Release Issued by Invivo Corporation and
              Intermagnetics General Corporation on December 18, 2003
              (incorporated by reference to Exhibit 99.1 to the Form 8-K of Invivo Corporation filed on December 18, 2003).
(a)(5)(C)     Opinion of Wells Fargo Securities, LLC, dated December 17,
              2003 (included as Annex A hereto).*
(e)(1)        Agreement and Plan of Merger, dated as of December 17, 2003, by and among Intermagnetics General Corporation, Invivo
              Acquisition Corporation f/k/a Magic Subsidiary Corporation
              and Invivo Corporation (incorporated by reference to Exhibit
              2.1 to the Form 8-K of Invivo Corporation filed on December
              18, 2003).
(e)(2)        Confidentiality Letter Agreement, dated November 21, 2003, between the Company and Parent (incorporated by reference to
              Exhibit (d)(2) to the Schedule TO of Purchaser filed on
              December 23, 2003).
(e)(3)        The Information Statement of the Company, dated December 23,
              2003 (included as Annex B hereto).*
(g)           None.

---------------

* Included in the distributions to Company stockholders.